Genesis Energy, L.P.
919 Milam, Suite 2100
Houston, Texas 77002

December 4, 2014

Ethan Horowitz
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 4628
Washington, D.C. 20549-3561

Re:	Staff’s comment letter dated November 7, 2014 regarding
Genesis Energy, L.P.
Form 10-K for Fiscal Year ended December 31, 2013
Filed February 27, 2014
Form 8-K filed October 30, 2014
File No. 001-12295

In this letter, we are setting forth the response of the Registrant to the comments in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 7, 2014 (the “Comment Letter”), with respect to the above captioned filing.  For your convenience, we have repeated, in italicized text, the Staff’s comments as set forth in the Comment Letter.  The Registrant’s response to each comment is set forth immediately below the text of the applicable comment.
Unless the context requires otherwise, references to “we”, “us”, “our”, “Partnership” and similar expressions are intended to mean the business and operations of Genesis Energy, L.P. and its consolidated subsidiaries.
Form 10-K for Fiscal Year Ended December 31, 2013
Notes to Consolidated Financial Statements
Note 3 - Acquisitions and Divestitures, page F-10

Ethan Horowitz
December 4, 2014

1.
We note that you acquired substantially all of the assets of the downstream transportation business of Hornbeck Offshore Services, Inc. in August 2013. Disclosure in your filing states that the total acquisition cost has been allocated to fixed assets, but it does not appear that you have provided disclosure showing the amounts recognized by financial statement line item. Please revise your disclosure accordingly. Refer to FASB ASC 805-10-50.

Response: In future filings, we will revise our disclosure to more explicitly describe the amounts recognized by financial statement line item as set forth below:
“The total acquisition cost has been allocated to Fixed Assets in our Consolidated Balance Sheet based on estimated preliminary fair values.”
Note 10 - Debt, page F-18

2.
We note that your senior unsecured notes are fully and unconditionally guaranteed, jointly and severally, by certain of your 100% owned domestic subsidiaries. Please revise to disclose any qualifications to the subsidiary guarantees (i.e., release provisions).

Response: We acknowledge the Staff’s comment and respectfully submit that we considered the guidance set forth in SEC Release Nos. 33-7878; 34-43124, Financial Statements and Periodic Reports For Related Issuers and Guarantors, including Section III.A.1.b thereof regarding the meaning of “full and unconditional.” However, it is our understanding that it is the view of the Staff that a guaranty is not “full and unconditional” if it contains automatic release provisions, including those that are common in high yield notes indentures. Notwithstanding this view, the Staff has allowed issuers to continue to rely on Rule 3-10(f) when the other requirements of such rule are met and the release provisions are limited to customary circumstances described in Section 2510.5 of the Financial Reporting Manual. We believe the automatic release provisions in our indentures that govern our 2018 and 2021 Notes fall within the customary circumstances under which a guarantee may be released and do not impact the “full and unconditional” nature of the guarantees.
In future filings, we will modify the language describing the guarantees of our 2018 and 2021 Notes as set forth below:
“The 2018 and the 2021 Notes were co-issued by Genesis Energy Finance Corporation (which has no independent assets or operations) and are each fully and unconditionally guaranteed, subject to customary exceptions pursuant to the indentures governing our 2018 and 2021 Notes, as discussed below, jointly and severally, by certain of our 100% owned domestic subsidiaries. We have the right to redeem the 2018 Notes at any time after December 15, 2014 at a premium to the face amount of the notes that varies based on the time remaining to maturity of the 2018 Notes. We have the right to redeem the 2021 Notes at any time after February 15, 2017, at a premium to the face amount of the 2021 Notes that varies based on the time remaining to maturity on the 2021 Notes. Prior to February 15, 2016, we may also redeem up to 35% of the principal amount of the 2021 Notes for 105.75% of the face amount with the proceeds from an equity offering of our common units.

Ethan Horowitz
December 4, 2014

Guarantees of the 2018 and 2021 Notes will be released under certain circumstances, including (i) in connection with any sale or other disposition of (a) all or substantially all of the properties or assets of a guarantor (including by way of merger or consolidation) or (b) all of the capital stock of such guarantor, in each case, to a person that is not a restricted subsidiary of the Partnership (ii) if the Partnership designates any restricted subsidiary that is a guarantor as an unrestricted subsidiary, (iii) upon legal defeasance, covenant defeasance or satisfaction and discharge of the applicable indenture, (iv) upon the liquidation or dissolution of such guarantor, or (v) at such time as such guarantor ceases to guarantee any other indebtedness of either of the issuers and any other guarantor.”
Form 8-K filed October 30, 2014

3.
Beginning in the current year, we note that you began deducting maintenance capital utilized instead of maintenance capital expenditures in calculating the non-GAAP measure “Available Cash before Reserves.” Please tell us about your basis for making this change and explain how the revised measure provides information that is comparatively more useful to an investor. As part of your response, please address the impact of calculating maintenance capital utilized in a manner that only reflects the realization and / or utilization of maintenance capital expenditures incurred since December 31, 2013.

Response: Available Cash before Reserves, distributable cash flow, discretionary cash flow and similar terms are financial measures commonly used by companies, investors and others to evaluate certain measures of performance and/or liquidity. Among other things, those measures provide information that compares a company’s operational performance between periods and depicts the amount of net cash flow generated by a company during a particular period that is available to help fund a portion of discretionary expenditures, such as growth capital expenditures and/or dividends/distributions. Those measures typically represent some form of income and/or cash flows generated by operations (e.g. net income or EBITDA) plus or minus certain adjustments, like deductions for maintenance capital expenditures to the extent management determines they are non-discretionary in nature (e.g. if a company must incur them in order to maintain its ability to operate its business, and generate operating cash flows, consistent with past practices).
We believe it will be more informative to change our presentation relating to the maintenance capital requirements component of our Available Cash before Reserves measure because the nature (discretionary vs. non-discretionary), timing and amount of our maintenance capital expenditures is changing, as discussed below. Historically, we have deducted all maintenance capital expenditures (most of which were non-discretionary) to arrive at our Available Cash before Reserves measure. Because we now have discretion as to whether and when we incur certain maintenance capital expenditures (as more fully discussed below), we believe it is more useful for us to deduct our maintenance capital utilized/realized measure in arriving at Available Cash before Reserves, in lieu of our maintenance capital expenditures measure, which is comprised of both discretionary and non-discretionary expenditures. Due to the change in the nature, timing and amount of our recent and expected maintenance capital expenditures (but not historical), failing to make such change could be misleading or confusing. We believe our new maintenance capital utilized/realized measure is more consistent with our Available Cash before Reserves measure for the following reasons, among others:

Ethan Horowitz
December 4, 2014

1.	our Available Cash before Reserves measure is not used solely as an indicator of our ability to continue to pay distributions in the future,

2.
to assess our ability to continue to make discretionary payments in the future (including distributions), one should review other measures, data points and information, in addition to our Available Cash before Reserves measure,

3.	the difference between our average annual maintenance capital expenditures and maintenance capital utilized/realized measures is not generally material to our Available Cash before Reserves measure,

4.	we believe our maintenance capital utilized/realized measure constitutes a better proxy for our non-discretionary maintenance capital requirements,

5.
our new approach to Available Cash before Reserves takes into consideration the important interrelationship between maintenance expenses and maintenance capital expenditures in our business (i.e. the merit of partially offsetting the reduction in our maintenance expense resulting from our replacement of an older existing asset with a new asset), and

6.
unlike our maintenance capital expenditures measure, our maintenance capital utilized/realized measure won’t experience wide variations from period to period merely because we elect to incur discretionary maintenance capital expenditures and/or concentrate certain of those maintenance capital expenditures into a single quarter (or a short period), the resulting variations of which could be misleading; instead it attempts to reflect that portion of prior maintenance capital expenditures benefiting the current period(s).

In addition, we disclose our Available Cash before Reserves and maintenance capital utilized/realized measures while continuing to report our periodic maintenance capital expenditures measure as supplemental information. We believe the “additive” format of our enhanced presentation will be more informative (and is less likely to be misleading).
To arrive at a useful Available Cash before Reserves measure, we believe it is important to deduct an appropriate measure attributable to maintenance capital, whether that be maintenance capital expenditures (actually incurred), maintenance capital utilized/realized, or a another maintenance capital measure. We believe the appropriate maintenance capital measure should be relevant to, and useful in evaluating, our performance from period to period, including providing an indication of the portion of prior maintenance capital expenditures benefiting current periods and our ability to continue to pay distributions in the future. We believe, to the extent practical, such measure should take into consideration the six factors mentioned above. We considered various alternative methodologies for determining the appropriate measure of maintenance capital we should deduct from Available Cash before Reserves during each reporting period.
Based on the considerations above, we concluded that the best maintenance capital measure for our business would be our “maintenance capital utilized/realized” measure, which, for any period, is equal to the sum of the following quotients for the aggregate maintenance capital expenditures attributable to each asset/project-such aggregate maintenance capital expenditures attributable to each asset/project divided by the number of periods in such asset’s/

Ethan Horowitz
December 4, 2014

project’s remaining useful life as of the time the component or other enhancement attributable to each such maintenance capital expenditure is placed in-service. However, because we have not historically used our maintenance capital utilized/realized measure, we do not have the comparable calculations for our prior periods, and we may not have the information necessary to make such calculations for such periods. And, even if we could locate and/or re-create the information necessary to make such calculations, we believe it would be unduly burdensome to do so in comparison to the benefits derived. Accordingly, our future maintenance capital utilized calculations will reflect the realization and/or utilization of solely those maintenance capital expenditures incurred since December 31, 2013. Based on the reasoning provided above and below, we used our maintenance capital expenditures measure for periods prior to January 1, 2014, and we plan to use the maintenance capital utilized/realized measure for periods beginning on and after January 1, 2014.
Historically, we did not have much discretion as to whether or when we incurred maintenance capital expenditures, and those maintenance capital expenditures we did incur were reasonably consistent in nature, timing and amount from period to period. To the extent we experienced material differences in maintenance capital expenditures between historical periods, those differences more often indicated we had made a more significant (or atypical) maintenance capital expenditure worthy of mention in such period, as opposed to indicating we merely exercised our discretion either to replace (rather than maintain) a particular asset or incur a higher-than-usual number of typical maintenance capital expenditures in a short period of time. Thus, with respect to our past, we believe deducting the maintenance capital expenditures measure to arrive at our Available Cash before Reserves measure was consistent with the purposes of that measure.
More recently, however, we have much more discretion as to whether and when we incur certain maintenance capital expenditures. We expect that discretion (and resulting variability from period to period) to continue and, possibly, increase in the future. When we elect to incur discretionary maintenance capital expenditures and to concentrate a significant amount of those expenditures into a single quarter or just a few quarters (as discussed below), our maintenance capital expenditures measure will be materially higher than in those periods in which we don’t make such an election. Thus, those facts-that we may elect to incur substantial discretionary maintenance capital expenditures and we may from time to time concentrate some of those discretionary expenditures into a relatively short period (instead of ratably over a much longer period) -could result in investors being misled by our historical Available Cash before Reserves and maintenance capital expenditures measures, including potentially causing investors to over or under estimate our future maintenance expenses, maintenance capital expenditures and/or ability to continue to pay distributions.
Our more recent discretion as to if and when we incur certain maintenance capital expenditures is primarily the result of our success in increasing and diversifying our asset base. Historically, our pipeline assets represented a much larger portion of our asset base. Our maintenance capital expenditures for our pipelines tended to be relatively ratable and non-discretionary. Today and in the future, a significant portion of our maintenance capital expenditures will relate to our non-pipeline assets, such as marine vessels, tractor trailers, trucks and other assets that require substantial maintenance expenses and/or maintenance capital expenditures for which we have much broader discretion as to whether and when we incur.

Ethan Horowitz
December 4, 2014

Accordingly, to explain the rational supporting our maintenance capital utilized/realized measure, we will use a single hypothetical-the replacement of an existing marine vessel with a new vessel of substantially similar specifications, the acquisition of which would constitute a maintenance capital expenditure in the period in which we acquire that new vessel. Although we can essentially operate any given marine vessel well beyond our initial assessment of its economic life, as time passes, the economics of doing so become less and less favorable as compared to replacing that existing vessel. The underlying economics of such a replacement decision are based primarily on the comparison of the operating expenditures (including maintenance expenses and maintenance capital expenditures) attributable to that existing vessel as compared to the acquisition cost and operating expenditures of a new vessel. In addition, as our marine fleet has increased in size, we have experienced an increasing ability to negotiate volume discounts from time to time for the acquisition prices of new vessels acquired in packages, which lower acquisition prices make it more economical for us to replace (should we elect to do so) some existing vessels sooner and in larger numbers than we otherwise would have, rather than to retain and maintain those existing vessels over a longer period (should we elect to do so).
If we had not recently changed our reporting methodology with respect to Available Cash before Reserves, our election to replace vessels and to concentrate those maintenance capital expenditures/vessel acquisitions-by delaying some purchases and accelerating others-into a single quarter (or a relatively short period) would cause inconsistencies and distortions in our Available Cash before Reserves measure. In fact, in those circumstances, we believe presenting our maintenance capital expenditures measure as a component of our Available Cash before Reserves measure from period to period would be, at least without additional context, (i) contrary to the reasons we use and disseminate our Available Cash before Reserves amounts, which reasons are discussed in our SEC filings, and (ii) potentially misleading to the users of that information, which could result in investors materially under (or over) estimating our future maintenance capital expenditures, maintenance expenses and/or ability to continue to pay distributions in the future.
Those potential inconsistencies and distortions relating to our Available Cash before Reserves measure would be comprised of three components-(i) reducing our Available Cash before Reserves measure by that portion of our maintenance capital expenditures that is discretionary in nature and/or timing, (ii) reducing the amount of our actual future maintenance expenses without providing some adjustment to reflect a portion of the maintenance capital expenditure attributable to that period that resulted in those reduced expenses (e.g. maintenance capital utilized/realized) and (iii) incurring varying maintenance capital expenditures from period to period solely attributable to the exercise of our discretion as to if and when we incur certain maintenance capital expenditures. We believe it would be inconsistent with the purposes of our Available Cash before Reserves measure for it to include an adjustment for non-discretionary maintenance capital expenditures.
Unfortunately, we cannot precisely distinguish maintenance capital expenditures between discretionary and non-discretionary. We use our maintenance capital utilized/realized measure to account for that distinction and to provide an adjustment to allocate a portion of that maintenance capital expenditure attributable to the period that resulted in the reduced maintenance expenses (e.g. maintenance capital utilized/realized). And, by deducting our maintenance capital utilized/realized measure (in lieu of our maintenance capital expenditures measure) to arrive at Available Cash before Reserves, we eliminate somewhat arbitrary variations in that measure.

Ethan Horowitz
December 4, 2014

For instance, using the marine vessel example from above, the new vessel will have lower operating expenditures (including maintenance expenses and recurring maintenance capital expenditures exclusive of the acquisition cost) than the existing vessel. Under our previous definition of Available Cash before Reserves, we would have deducted the total acquisition cost of the new vessel (i.e. a maintenance capital expenditure) in the quarter in which we purchased it, and we would have experienced lower maintenance expenses and maintenance capital expenditures (other than the acquisition cost) in that and subsequent quarters. Under our refined definition of Available Cash before Reserves, we would not deduct the total acquisition cost of the new vessel (i.e. a maintenance capital expenditure) in the quarter in which we purchased it, we still would experience lower maintenance expenses in subsequent periods, but we would deduct the maintenance capital utilized/realized attributable to that vessel ratably over that vessels useful life.
We do not believe this new approach to disclosure sacrifices one’s ability to use the Available Cash before Reserves measure to help assess our performance, including our ability to pay distributions in the future. We believe the following factors, among others, are relevant:

1.	the difference between our average annual maintenance capital expenditures and maintenance capital utilized/realized measures is not generally material to our Available Cash before Reserves measure,

2.	Neither our average annual maintenance capital expenditures measure nor our maintenance capital utilized/realized measure is generally material in relation to Available Cash before Reserves,

3.	Our choice to replace a significant amount of existing assets in one period or a few select periods (as opposed to more ratably), wouldn’t materially affect our liquidity,

4.
Our Available Cash before Reserves and maintenance capital utilized measures are only two measures that one should use with other measures, data points and information to assess our performance (including our ability to pay distributions in the future),

5.	For those who believe the maintenance capital expenditures measure is useful information, we continue to provide it in our disclosures, and

6.
Our cash flow from operations is not our only source of funds available to satisfy our cash requirements, including requirements relating to maintenance expenses, maintenance capital expenditures and/or distributions.

4.
It appears that the adjustment for maintenance capital utilized in your calculation of Available Cash before Reserves for the period ended September 30, 2013 is equal to the adjustment for maintenance capital expenditures made in calculating this non-GAAP measure in your Form 8-K filed on November 1, 2013. Please tell us whether the adjustment for maintenance capital utilized was determined on the same basis in each period presented in your Form 8-K filed on October 30, 2014 and, if not, revise to provide disclosure that more accurately describes the nature of each adjustment.

Ethan Horowitz
December 4, 2014

Response: For reasons explained in our response to comment 3 above, we have deducted our maintenance capital expenditures measure to arrive at our Available Cash before Reserves measure for the period ended September 30, 2013. However, our disclosure does not indicate that. We will revise our disclosures to describe the nature of the prior year adjustment.

5.
Your disclosure states that the most useful maintenance capital utilized amount is that portion of the amount of previously incurred maintenance capital expenditures that is realized and / or utilized during the relevant quarter. Please explain how the adjustment to your calculation of Available Cash before Reserves to subtract maintenance capital utilized rather than maintenance capital expenditures better aids investors in determining whether you are generating cash flows at a level that can support a quarterly cash distribution. As part of your response, please tell us whether the subtraction of maintenance capital expenditures under your prior method of calculating Available Cash before Reserves represented amounts actually incurred during the period.

Response: In our response to comment 3 above, we have provided the rational and underlying analysis for the changes to our Available Cash before Reserves measure, which is a performance measure that, among other things, aids investors in determining whether or not we are generating cash flows at a level that can support a quarterly cash distribution to our partners. Our Available Cash before Reserves measure-like other similar measures-provides, among other things, information regarding the amount of cash flow generated by our operations that can be used to fund discretionary expenditures, including distributions, discretionary capital expenditures (including growth capital and certain maintenance capital), potential repurchase programs and debt repayments. However, to assess our ability to continue to make discretionary payments in the future (including distributions), one should review other measures, data points and information, in addition to our Available Cash before Reserves measure.
In addition to our Available Cash before Reserves and maintenance capital utilized/realized measures, we continue to report our periodic maintenance capital expenditures measure as supplemental information. We believe the “additive” format of our enhanced presentation will be more informative (and is less likely to be misleading).
As stated in our response to comment 3 above, in periods prior to January 1, 2014, our method of calculating Available Cash before Reserves included a subtraction of actual maintenance expenditures incurred during such period or periods.

6.
You state that maintenance capital utilized is determined based on maintenance capital expenditures incurred for each project / component in prior periods allocated ratably over the useful lives of those projects / components. Please provide us with additional information explaining the basis on which you calculate maintenance capital utilized.

Response: As discussed in our response to comment 3 above, our maintenance capital utilized/realized measure for any period is equal to the sum of the following quotients for the aggregate maintenance capital expenditures attributable to each asset-such aggregate maintenance capital expenditures attributable to each asset divided by the number of periods in such assets useful life as of the time the component, project or other enhancement attributable to each such maintenance capital expenditure is placed in-service. For additional information regarding the calculation and implementation of our maintenance capital utilized/realized measure, please refer to our response

Ethan Horowitz
December 4, 2014

to comment 3 above.

The Partnership acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning these responses, please contact the undersigned at (713) 860-2516 or J. Vincent Kendrick at Akin Gump Strauss Hauer & Feld, LLP at (713) 220-5839.

Sincerely,

Genesis Energy, L.P.

By:	Genesis Energy, LLC,
its general partner

By:	/s/ Robert V. Deere
Robert V. Deere
Chief Financial Officer

cc:    J. Vincent Kendrick, Akin Gump Strauss Hauer & Feld, LLP